                                    --------------------------------------------
                                                   OMB APPROVAL
                                    --------------------------------------------
                                    OMB NUMBER                         3235-0287
                                    EXPIRES:                    FEBRUARY 1, 2000
                                    ESTIMATED AVERAGE BURDEN:          0.5 HOURS
                                    --------------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP




    FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
       SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR
              SECTION 30(1) OF THE INVESTMENT COMPANY ACT OF 1940

|_| CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16. FORM 4 OR FORM 5
    OBLIGATIONS MAY CONTINUE. SEE INSTRUCTION 1(b).

________________________________________________________________________________
1. Name and Address of Reporting Person*

           REICHER            MICHAEL                 K.
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            (LAST)            (FIRST)             (MIDDLE)

            C/O HALSEY DRUG CO., INC. 695 N. PERRYVILLE RD. BLDG. 2
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                                    (STREET)

           ROCKFORD          ILLINOIS               61107
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            (CITY)            (STATE)               (ZIP)


________________________________________________________________________________
2. ISSUER NAME AND TICKER OR TRADING SYMBOL

   HALSEY DRUG CO., INC.            SYMBOL: HDG


________________________________________________________________________________
3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)


________________________________________________________________________________
4. STATEMENT FOR MONTH/YEAR

   3/99


________________________________________________________________________________
5. IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)


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6. RELATIONSHIP OF REPORTING PERSON TO ISSUER

    [X] DIRECTOR                     [_] 10% OWNER
    [X] OFFICER (GIVE TITLE BELOW)   [_] OTHER (SPECIFY BELOW)

    CHIEF EXECUTIVE OFFICER


________________________________________________________________________________
7. INDIVIDUAL OR GROUP FILING (CHECK APPLICABLE LINE)

   [X] FORM FILED BY ONE REPORTING PERSON
   [_] FORM FILED BY MORE THAN ONE REPORTING PERSON
________________________________________________________________________________


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           TABLE I-- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED

                                                                                                   6.
                                                     4.                            5.              OWNER-
                                                     SECURITIES ACQUIRED (A) OR    AMOUNT OF       SHIP
                      2.             3.              DISPOSED OF (D)               SECURITIES      FORM:          7.
                      TRANSACTION    TRANSACTION     (INSTR. 3, 4, AND 5)          BENEFICIALLY    DIRECT         NATURE OF
                      DATE           CODE            --------------------------    OWNED AT END    (D) OR         IN-DIRECT
1.                    (MONTH/        (INSTR. 8)      AMOUNT    (A)       PRICE     OF MONTH        INDIRECT       BENEFICIAL
TITLE OF SECURITY     DAY/           -----------               OR                  (INSTR. 3       (I)            OWNERSHIP
(INSTR. 3)            YEAR)          CODE      V               (D)                 AND 4)          (INSTR. 4)     (INSTR. 4)
----------------------------------------------------------------------------------------------------------------------------
COMMON STOCK            10/1/98       A*              2,186     A*      $1.8406                        D
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COMMON STOCK            1/1/99        A*              3,462     A*      $1.1625                        D
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                                                                                      5,648
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============================================================================================================================

REMINDER: REPORT ON A SEPARATE LINE FOR EACH CLASS OF SECURITIES BENEFICIALLY
          OWNED DIRECTLY OR INDIRECTLY.

* IF THIS FORM IS FILED BY MORE THAN ONE PERSON, SEE INSTRUCTION 4(b)(v)

* SEE FOOTNOTE 2 TO TABLE II.

                                                                          (OVER)

 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

                                                                                                                 10.
                                                                                                      9.         OWNER-
                                                                                                      NUMBER     SHIP
                                                                                                      OF         FORM
             2.                                                                                       DERIV-     OF
             CONVER-                      5.                                                          ATIVE      DERIV-   11.
             SION                         NUMBER OF                       7.                          SECUR-     ATIVE    NATURE
             OR                           DERIVATIVE    6.                TITLE AND AMOUNT   8.       ITIES      SECUR-   OF
             EXER-             4.         SECURITIES    DATE              OF UNDERLYING      PRICE    BENE-      ITY:     IN-
             CISE     3.       TRANS-     ACQUIRED (A)  EXERCISABLE AND   SECURITIES         OF       FICIALLY   DIRECT   DIRECT
             PRICE    TRANS-   ACTION     OR DISPOSED   EXPIRATION DATE   (INSTR. 3 AND 4)   DERIV-   OWNED      (D) OR   BENE-
1.           OF       ACTION   CODE       OF (D)        (MONTH/DAY/YEAR)  ----------------   ATIVE    AT END     IN-      FICIAL
TITLE OF     DERIV-   DATE     (INSTR.    (INSTR. 3,    ----------------          AMOUNT     SECUR-   OF         DIRECT   OWNER-
DERIVATIVE   ATIVE    (MONTH/  8)         4, AND 5)     DATE     EXPIR-           OR         ITY      MONTH      (I)      SHIP
SECURITY     SECUR-   DAY/     -------    ------------  EXER-    ATION            NUMBER     (INSTR.  (INSTR.    (INSTR.  (INSTR.
(INSTR. 3)   ITY      YEAR)    CODE V      (A)    (D)   CISABLE  DATE     TITLE   OF SHARES  5)       4)         4)       4)
---------------------------------------------------------------------------------------------------------------------------------
     5%
CONVERTIBLE
   SENIOR
  SECURED                                                                 COMMON
 DEBENTURES  $1.404   3/10/98    A         (1)          3/10/98  3/15/03   STOCK     213,675            213,675     D
---------------------------------------------------------------------------------------------------------------------------------
                                                                          COMMON
  WARRANTS   $1.404   3/10/98    A         (1)          3/10/98  3/15/05   STOCK      30,303             30,303     D
---------------------------------------------------------------------------------------------------------------------------------
                                                                          COMMON
  WARRANTS   $2.279   3/10/98    A         (1)          3/10/98  3/15/05   STOCK      30,303             30,303     D
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     5%
CONVERTIBLE
   SENIOR
  SECURED                                                                 COMMON
 DEBENTURES  $1.404   6/12/98    A4        (2)          6/12/98  3/15/03   STOCK      51,363             51,363     D
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                                                                          COMMON
  WARRANTS   $1.404   6/12/98    A4        (2)          6/12/98  3/15/05   STOCK       7,284              7,284     D
---------------------------------------------------------------------------------------------------------------------------------
                                                                          COMMON
  WARRANTS   $2.279   6/12/98    A4        (2)          6/12/98  3/15/05   STOCK       7,284              7,284     D
---------------------------------------------------------------------------------------------------------------------------------
    NON-
 QUALIFIED
   STOCK                                                                  COMMON
  OPTIONS    $2.375   2/19/98    A4                       (3)    2/19/08   STOCK   1,000,000          1,000,000     D
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=================================================================================================================================

EXPLANATION OF RESPONSES:

(1) PURCHASED IN CONNECTION WITH A PRIVATE OFFERING ON MARCH 10, 1998 CONSISTING OF A CONVERTIBLE DEBENTURE CONVERTIBLE AT ANY TIME AND STOCK PURCHASE WARRANTS (30,303 SHARES OF WHICH ARE PRESENTLY EXERCISABLE AT $1.404 PER SHARE AND 30,303 SHARES OF WHICH ARE PRESENTLY EXERCISABLE AT $2.279 PER SHARE).

(2) ACQUIRED PURSUANT TO AN OPTION EXERCISE IN JUNE 1998, CONSISTING OF: (i) A CONVERTIBLE DEBENTURE, CONVERTIBLE AT ANY TIME; (ii) WARRANTS TO PURCHASE SHARES OF COMMON STOCK (7,284 SHARES OF WHICH ARE PRESENTLY EXERCISABLE AT $1.404 PER SHARE AND 7,284 SHARES OF WHICH ARE PRESENTLY EXERCISABLE AT $2.279 PER SHARE); AND (iii) CERTAIN INTEREST PAYMENTS PAYABLE QUARTERLY WHICH ARE PAID IN THE FORM OF SHARES OF COMMON STOCK OF THE ISSUER (SEE TABLE I).

(3) OPTIONS VEST QUARTERLY, WITH 62,500 OPTIONS VESTING EVERY QUARTER EFFECTIVE MAY 1, 1998.

/s/ Michael K. Reicher                                         APRIL 7, 1999
---------------------------------------------               --------------------
        SIGNATURE OF REPORTING PERSON                               DATE

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF
      SPACED PROVIDED IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.